UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                 )*

Skechers U.S.A., Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

830566 10 5

(CUSIP Number)

Ted Weitzman

Associate General Counsel

Skechers U.S.A., Inc.

228 Manhattan Beach Blvd.

Manhattan Beach, California 90266

(310) 318-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	830566 10 5	13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSONS Robert Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,693
	8	SHARED VOTING POWER 13,284,008
	9	SOLE DISPOSITIVE POWER 277,693
	10	SHARED DISPOSITIVE POWER 13,284,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,561,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	830566 10 5	13D	Page	3	of	7	Pages

1	NAME OF REPORTING PERSONS Skechers Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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Item 1. Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), of Skechers U.S.A., Inc. (the “Issuer”).

Shares of Class B Common Stock, $0.001 par value per share (“Class B Common Stock”), of the Issuer are convertible into Class A Common Stock on a one-for-one basis for no additional consideration at any time, with no expiration date, upon voluntary conversion by the holder of such shares or upon any sale or transfer of such shares with certain exceptions. Holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on matters to be voted on by shareholders.

The principal executive office of the Issuer is located at 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266.

Item 2. Identity and Background

This Schedule 13D is being filed by Robert Greenberg and the Skechers Voting Trust, of which Mr. Greenberg and Gil Schwartzberg are co-trustees (the “Skechers Voting Trust”) (each a “Reporting Person” and collectively the “Reporting Persons”).

Robert Greenberg is an American citizen and his present principal occupation is Chief Executive Officer of the Issuer. His principal business address is c/o Skechers U.S.A., Inc., 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266.

The Skechers Voting Trust is a voting trust that was created under Delaware law pursuant to an agreement dated March 2, 2016 and the trust was funded on June 22, 2016. The principal business address of the Skechers Voting Trust is c/o Regina Brown, CPA, 21440 Ventura Blvd., Woodland Hills, California 91364.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons has been a party to civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 22, 2016, 8,500,000 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of the Issuer that were held by the Greenberg Family Trust, of which Robert Greenberg and M. Susan Greenberg are co-trustees (the “Greenberg Family Trust”), were contributed to the Skechers Voting Trust (the “Contribution”).

Item 4. Purpose of Transaction

The Contribution was made to the Skechers Voting Trust for estate planning purposes under the terms of the Skechers Voting Trust. No consideration was paid by the Skechers Voting Trust for the Contribution.

An additional transfer of 5,184,670 shares of Class B Common Stock is expected to be made to the Skechers Voting Trust by two other trusts also for estate planning purposes. Except as set forth in this statement, the Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plan at any time, as he deems appropriate, and accordingly the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise. Any decision by the Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

CUSIP No.	830566 10 5	13D	Page	5	of	7	Pages

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to Row (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of June 22, 2016, the Skechers Voting Trust beneficially owned 8,500,000 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock. As of June 22, 2016, Robert Greenberg beneficially owned 13,561,701 shares of Class A Common Stock as follows: 8,500,000 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as a co-trustee of the Skechers Voting Trust, 4,784,008 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as a co-trustee of the Greenberg Family Trust, and his direct holding of 277,693 shares of Class A Common Stock.

Robert Greenberg beneficially owns 9.3% of the Class A Common Stock, which is based on 133,204,086 shares of Class A Common Stock outstanding as of June 22, 2016 and 13,561,701 shares of Class B Common Stock beneficially owned by Mr. Greenberg that may be converted at any time into shares of Class A Common Stock. Mr. Greenberg beneficially owns 54.2% of the Class B Common Stock, which is based on 24,525,188 shares of Class B Common Stock outstanding as of June 22, 2016. Mr. Greenberg beneficially owns 8.6% of the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of June 22, 2016. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of June 22, 2016, Mr. Greenberg beneficially owns 35.2% of the combined voting power of the Issuer’s capital stock.

The Skechers Voting Trust beneficially owns 6.0% of the Class A Common Stock, which is based on 133,204,086 shares of Class A Common Stock outstanding as of June 22, 2016 and 8,500,000 shares of Class B Common Stock beneficially owned by the Skechers Voting Trust that may be converted at any time into shares of Class A Common Stock. The Skechers Voting Trust beneficially owns 34.7% of the Class B Common Stock, which is based on 24,525,188 shares of Class B Common Stock outstanding as of June 22, 2016. The Skechers Voting Trust beneficially owns 5.4% of the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of June 22, 2016. Based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of June 22, 2016, the Skechers Voting Trust beneficially owns 22.5% of the combined voting power of the Issuer’s capital stock. The Reporting Person disclaims beneficial ownership of the 8,500,000 shares of Class B Common Stock except to the extent of its pecuniary interest therein, and this schedule shall not be deemed an admission that the Skechers Voting Trust is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) The responses of the Reporting Person to Rows (7) through (10) of the cover pages of the Amendment to this Schedule 13D and Item 5 (a) hereof are incorporated herein by reference. Robert Greenberg, as a co-trustee of the Skechers Voting Trust, has sole voting power and shared dispositive power with respect to the 8,500,000 shares of Class B Common Stock held by the Skechers Voting Trust, and he has shared voting and dispositive power with respect to the 4,784,008 shares of Class B Common Stock held by the Greenberg Family Trust. Mr. Greenberg has sole voting and dispositive power with respect to the 277,693 shares of Class A Common Stock that he holds directly.

(c) Not applicable.

(d) Robert Greenberg and M. Susan Greenberg, as co-trustees of the Greenberg Family Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,784,008 shares of Class B Common Stock held by the Greenberg Family Trust. The beneficiaries of the Greenberg Family Trust, are entitled to certain distributions of the Greenberg Family Trust’s property, which may include the Class B Common Stock owned by the Greenberg Family Trust or dividends therefrom or the proceeds of the sale thereof.

Robert Greenberg, as a co-trustee of the Skechers Voting Trust, has the right to receive or the power to direct the receipt of dividends from the 8,500,000 shares of Class B Common Stock held by the Skechers Voting Trust. The beneficiaries of the Skechers Voting Trust, are entitled to certain distributions of the Skechers Voting Trust’s property, which may include the Class B Common Stock owned by the Skechers Voting Trust or dividends therefrom.

(e) Not applicable.

CUSIP No.	830566 10 5	13D	Page	6	of	7	Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Robert Greenberg and Gil Schwartzberg agreed to place certain shares of Class B Common Stock that they beneficially owned into the Skechers Voting Trust, of which they serve as co-trustees, pursuant to the agreement that was entered into on March 2, 2016. Mr. Greenberg has contributed 8,500,000 shares that were held by the Greenberg Family Trust, of which he and his wife serve as co-trustees, to the Skechers Voting Trust. During the 15-year term of the Skechers Voting Trust (unless terminated sooner by the co-trustees), Mr. Greenberg has shared voting power with respect to these shares, and these shares may not be withdrawn from the Skechers Voting Trust in accordance with the terms of the Skechers Voting Trust. Mr. Schwartzberg is expected to contribute 5,184,670 shares of Class B Common Stock that he beneficially owns to the Skechers Voting Trust. Mr. Schwartzberg has sole voting power with respect to these shares and shared dispositive power with Mr. Greenberg and the beneficiaries of these shares. Each beneficiary may withdraw the shares held by the Skechers Voting Trust in which he or she has an interest at any time, but only with the consent of Messrs. Greenberg and Schwartzberg. Upon the death, resignation, or incapacity of either of Messrs. Greenberg or Schwartzberg, the other will become the sole trustee of the Skechers Voting Trust with the right to vote all the shares held by the Skechers Voting Trust. At any time that there is only one trustee to the Skechers Voting Trust, the trustee shall designate, nominate and appoint a successor, who shall become sole trustee upon the death, resignation or incapacity of the then serving sole trustee.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement pursuant to Rule 13d-1(k)(1)(iii) concerning joint Schedule 13D filing.

99.2	Skechers Voting Trust Agreement dated March 2, 2016 by and among Robert Greenberg and Gil Schwartzberg, as co-trustees, and the Greenberg Family Trust, Michael Greenberg, Scott Greenberg, Jeffrey Greenberg, Jason Greenberg, Joshua Greenberg and Jennifer Messer, as beneficiaries.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2016

/s/ Robert Greenberg
Name: Robert Greenberg

SKECHERS VOTING TRUST

/s/ Robert Greenberg
Name: Robert Greenberg, as Co-Trustee

ATTENTION: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).